# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DallasNews Corp, CIK 0001413898
CUSIP: 235050101
Title of class of securities: Series A Common Stock - $.01 Par Value Per Share
Address of issuer's principal executive offices: 1954 COMMERCE STREET, Dallas, Texas (TX), 75201
Date of event which requires filing of this statement: 08/06/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001705119

## Reporting persons
- Denver J. Smith: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 151,120; shared voting power 0; sole dispositive power 151,120; shared dispositive power 0; aggregate amount beneficially owned 151,120 (3.19% of the class)
- CRC Founders Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 151,120; shared voting power 0; sole dispositive power 151,120; shared dispositive power 0; aggregate amount beneficially owned 151,120 (3.19% of the class)
- Carlson Ridge Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 151,120; shared voting power 0; sole dispositive power 151,120; shared dispositive power 0; aggregate amount beneficially owned 151,120 (3.19% of the class)

## Item 1. Issuer
Name of issuer: DallasNews Corp
Address of issuer's principal executive offices: P.O. Box 224866, Dallas, Texas, 75222-4866

## Item 2. Person Filing
Name of person filing:
Denver J. Smith
CRC Founders Fund, LP
Carlson Ridge Capital, LLC
Address of principal business office or, if none, residence: CRC Founders Fund, LP, and Carlson Ridge Capital, LLC are both located at 1528 Wazee Street, Denver, CO 80202. Denver J. Smith's residence is located at 350 S Race Street, Denver, CO 80209.
Citizenship: CRC Founders Fund, LP, and Carlson Ridge Capital, LLC are organized under the laws of the state of Delaware. Mr. Smith is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 151,120 shares
Percent of class: 3.19%
Sole power to vote or to direct the vote: See pages 2-4 for each reporting person
Shared power to vote or to direct the vote: See pages 2-4 for each reporting person
Sole power to dispose or to direct the disposition: See pages 2-4 for each reporting person
Shared power to dispose or to direct the disposition: See pages 2-4 for each reporting person

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See exhibit 99.1 filed with filing persons initial SC13G on November 11th, 2024.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Denver J. Smith: /s/ Denver J. Smith, Self (08/12/2025)
- CRC Founders Fund, LP: /s/ Denver J. Smith, Managing Member (08/12/2025)
- Carlson Ridge Capital, LLC: /s/ Denver J. Smith, Managing Member (08/12/2025)